Exhibit 7.1

Computation of Ratio of Earnings to Fixed Charges

(CAD in millions)	Predecessor	Successor
	Ten Months Ended October 30 2007(3)	Two Months Ended December 31 2007(3)	Year Ended December 31 2008(3)	Year Ended December 31 2009(3)	Year Ended December 31 2010(3)	Year Ended December 31 2011(4)
Earnings:
Income (loss) from continuing operations before income taxes, equity in net losses of affiliates and minority interests	138.8	(66.2)	(996.1)	435.7	272.2	289.3
Pre-tax dividends requirements	—	(2.6)	(14.8)	(19.9)	(17.7)	(13.8)
Fixed charges	21.7	51.8	311.5	307.1	245.0	237.7
Amortization of capitalized interest	8.9	2.4	13.8	17.0	18.1	17.2
Capitalized interest	(9.5)	(5.4)	(39.0)	(19.4)	(14.6)	(32.0)
Earnings adjusted for fixed charges	159.9	(20.0)	(724.6)	720.5	503.0	498.4
Fixed charges:
Pre-tax preferred dividends	—	2.6	14.8	19.9	(17.7)	(13.8)
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	18.1	47.5	286.5	278.6	255.4	244.8
Portion or rent expense representative of interest(1)	3.6	1.7	10.2	8.6	7.3	6.7
Total fixed charges	21.7	51.8	311.5	307.1	245.0	237.7
Ratio of earnings to fixed charges(2)	7.4	—	—	2.3	2.1	2.1

(1)	One quarter of rent expense is deemed to be representative of interest.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes, less capitalized interest and pre-tax preferred dividends, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), pre-tax preferred dividends, capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the two months ended December 31, 2007, and the year ended December 31, 2008 as the earnings were inadequate to cover fixed charges during those periods by $71.8 and $1,027.3 respectively.
(3)	Based on numbers prepared in accordance with Canadian Generally Accepted Accounting Principles
(4)	Based on numbers prepared in accordance with International Financial Reporting Standards